SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission file number: 001-35223

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BioLineRx Ltd.
(Translation of registrant’s name into English)

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2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On September 14, 2022, BioLineRx Ltd. (the “Company”) entered into an Agreement for the Provision of a Loan Facility (the “Loan Agreement”) with Kreos Capital VII Aggregator SCSP (the “Lender”). Under the Loan Agreement, the Lender will provide the Company with access to term loans in an aggregate principal amount of up to $40 million in three tranches as follows: (a) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon closing of the Loan Agreement and until April 1, 2023 (“Tranche A”),  (b) a loan in the aggregate principal amount of up to $20 million, available for drawdown upon achievement of certain milestones and until April 1, 2024 (“Tranche B”), and (c) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon achievement of certain milestones and until October 1, 2024, (“Tranche C”, together with Tranche A and Tranche B, the “Loan” or “Loans”). The provision of the Loan is subject to customary closing conditions as well as obtaining approval from the Israel Innovation Authority.

The Company intends to use the proceeds of the Loans, together with cash on-hand, to facilitate the commercial launch of Motixafortide in autologous stem cell mobilization for multiple myeloma patients, as well as for general corporate purposes.

              Until July 1, 2023, Tranche A is payable on an interest-only basis, and thereafter in up to 36 equal monthly payments of principal and interest accrued thereon, subject to extension of the interest-only payment period if certain milestones are met, with a corresponding reduction in the principal and interest payment period through July 1, 2026. Until July 1, 2024, Tranche B is payable on an interest-only basis, and thereafter in up to 36 equal monthly payments of principal and interest accrued thereon, subject to extension of the interest-only payment period if certain milestones are met, with a corresponding reduction in the principal and interest payment period through July 1, 2027. Until January 1, 2025, Tranche C is payable on an interest-only basis, and thereafter in up to 30 equal monthly payments of principal and interest accrued thereon, subject to extension of the interest-only payment period if certain milestones are met, with a corresponding reduction in the principal and interest payment period through July 1, 2027.

Interest on each tranche of the Loans accrues interest at a fixed rate of 9.5% per annum from the drawdown date until repayment in full of the tranche. In addition, the Lender will be entitled to mid-to-high single-digit royalties on Motixafortide sales for stem cell mobilization, up to $13.5 million.

The Company may prepay all, but not less than all, of the outstanding balance of any of the Loans. In case of prepayment within 12 months of a drawdown, the Company will pay a sum equal to (i) the principal balance then outstanding, and (ii) an aggregate of all remaining interest payments that would have been paid on the Loans throughout the remainder of the term of the Loan, discounted back at the secured overnight financing rate administered by the Federal Reserve Bank of New York. In case of prepayment within 13-24 months of the Effective Date, the Company will pay a sum equal to 102% of principal balance then outstanding. In case of prepayment within 25-36 months of the Effective Date, the Company will pay a sum equal to 101% of the principal balance then outstanding. In connection with any prepayment, the Company will also pay the End of Loan Payment (as defined below) and any other unpaid fees or costs, if any. In addition, if the Company prepays the Loan in the first 24 months from the first drawdown and, in the event that the combined cash return to the Lender from the drawn down Tranches under the Loan Agreement, including prepayment amounts and any revenue based payments (the “Combined Loan Cash Economics”) do not reach 1.3 times the aggregate amount of drawn down Tranches (the “Minimum Cash Return Amount”), the Company shall pay the Lender an additional cash amount equal to the difference between the Combined Loan Cash Economics paid or payable and the Minimum Cash Return Amount.

The Loans are subject to mandatory accelerated repayment provisions that require repayment of the outstanding principal amount of the Loan, and all accrued and unpaid interest thereon, upon the occurrence of an event of default, subject to certain limitations and cure rights. In addition, in the event of acceleration upon an event of default (a) the Company will be required to pay the aggregate of the monthly interest payments scheduled to be paid by the Company for the period from the date of acceleration to the expiry of the applicable Loan, in each case discounted from the applicable monthly repayment date to the date of prepayment at the rate of 2% per annum and (b) the End of Loan Payment.

In connection with entering into the Loan Agreement, the Company will pay the Lender a fee of up to $30,000 plus VAT for legal and other ancillary fees. Pursuant to the Loan Agreement, upon the execution of the agreement, the Company will pay Lender a transaction fee equal to $500,000, and, upon the drawdown of each tranche, the Company shall pay the Lender an advance payment of the last month’s payment of principal and interest for such tranche. Additionally, the Company will be required to pay Lender an end of loan payment equal to 5% of the amount of each tranche drawn down upon the final repayment of each such tranche (each an “End of Loan Payment”).

Outstanding borrowings under the Loan Agreement are secured by (a) a first priority fixed charge over certain assets and intellectual property of the Company as well as all shares held by the Company in BioLineRx USA Inc.(the “Fixed Charge”), (b) a first priority floating charge over all the assets of the Company as of the date of the Loan Agreement or thereafter acquired, other than the assets charged under the Fixed Charge or as otherwise specifically excluded pursuant to the terms of the floating charge, and (c) subject to the provisions of the Fixed Charge, a security interest in the Company’s intellectual property.

The Loan Agreement contains customary representations and warranties, indemnification provisions in favor of the Lender, events of default and affirmative and negative covenants, including, among others, covenants that limit or restrict the Company’s ability to, among other things, incur additional indebtedness, merge or consolidate, make acquisitions, pay dividends or other distributions or repurchase equity, and dispose of assets, in each case subject to certain exceptions. In addition, the Company is required to maintain a cash balance of at least $10 million at all times. The Company has also granted Lender certain information rights.

The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, which is filed as Exhibit 1 to this Report on Form 6-K and is incorporated herein by reference.

On September 15, 2022, the Company issued a press release announcing the execution of the Loan Agreement. A copy of the press release is attached hereto as Exhibit 2 and is incorporated herein by this reference.

This Form 6-K including Exhibit 1 (but excluding Exhibit 2) is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Attached hereto are the following exhibits:

Exhibit 1: Agreement for the Provision of Loan Facility of up to US$ 40,000,000 between the Company and Kreos Capital VII Aggregator SCSP†

Exhibit 2: Company’s press release dated September 15, 2022

† Portions of this exhibit have been redacted because the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: September 15, 2022